Exhibit 99.1

Tuniu Appoints New Director

NANJING, China, July 1, 2014 (GLOBE NEWSWIRE) — Tuniu Corporation (Nasdaq: TOUR) (“Tuniu” or the “Company”), a leading online leisure travel company in China, today announced the appointment of Mr. James Jianzhang Liang to its Board of Directors, effective July 1, 2014.

Mr. Liang is the chairman and Chief Executive Officer of Ctrip.com International, Ltd., a leading travel service provider for hotel accommodation reservation, transportation ticketing, packaged tours and corporate travel management in China. Prior to co-founding Ctrip in 1999, Mr. Liang held a number of technical and managerial positions at Oracle Corporation from 1991 to 1999 in the U.S. and China, including head of the ERP Consulting Division of Oracle China from 1997 to 1999. Mr. Liang currently serves on the boards of Home Inns and 51job.com. Mr. Liang received a Ph.D. in Economics from Stanford University in 2011 and a Master’s in Computer Science from the Georgia Institute of Technology.

“We are pleased to welcome Mr. Liang to our Board of Directors,” said Mr. Dunde Yu, Chief Executive Officer of Tuniu.” His extensive experience in the online travel industry will be invaluable for Tuniu as we continue to rapidly expand market share and better serve Chinese leisure travelers.”

Ctrip acquired $15 million of Tuniu Class A ordinary shares through a private placement concurrent with Tuniu’s initial public offering. In connection with this investment, Tuniu granted Ctrip the right to designate and appoint one new director to Tuniu’s board of directors.

About Tuniu Corporation

Tuniu (Nasdaq: TOUR) is a leading online leisure travel company in China that offers a large selection of packaged tours, including organized and self-guided tours, as well as travel-related services for leisure travelers, through its website tuniu.com and mobile platform. Tuniu provides one-stop leisure travel solutions and a compelling customer experience through its online platform and offline service network. Since its inception, Tuniu has sold over three million packaged tours. For more information, please visit http://ir.tuniu.com.

Safe Harbor Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Tuniu may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Tuniu’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: Tuniu’s goals and strategies; the growth of the online leisure travel market in China; the demand for its products and services; its relationships with customers and travel suppliers; its ability to offer competitive travel products and services; its future business development, results of operations and financial condition; competition in the online travel industry in China; relevant government policies and regulations relating to the corporate structure, business and industry; and the general economic and business condition in China and elsewhere. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Tuniu does not undertake any obligation to update such information, except as required under applicable law.

For more information, please contact:

Tuniu Corporation

Maria Xin

Investor Relations Director

Phone: +86-25-86853178

E-mail: maria@tuniu.com